Exhibit 2.2

Execution Version

AMENDED AND RESTATED GUARANTY

THIS AMENDED AND RESTATED GUARANTY, dated as of December  9 , 2025 (as amended, restated, supplemented, or otherwise modified from time to time, this “Guaranty”), made by FS CREDIT REAL ESTATE INCOME TRUST, INC., a Maryland corporation (“Guarantor”), in favor of MORGAN STANLEY MORTGAGE CAPITAL HOLDINGS LLC, a New York limited liability company, as administrative agent (in such capacity, together with its permitted successors and assigns, the “Administrative Agent”) for MORGAN STANLEY BANK, N.A., a national banking association (“MSBNA”), and such other financial institutions from time to time party to the Repurchase Agreement (as defined below) as buyers (MSBNA, together with its successors and assigns, and together with such other financial institutions from time to time party to the Repurchase Agreement (as defined below) and their respective successors and assigns, collectively “Buyers” and individually, each a “Buyer”).

RECITALS

A.            Pursuant to that certain Amended and Restated Master Repurchase and Securities Contract Agreement, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Repurchase Agreement”), between Administrative Agent, on behalf of Buyers, Buyers, and FS CREIT Finance MS-1 LLC, a Delaware limited liability company (“Seller”), Seller has agreed to sell to Administrative Agent, on behalf of Buyers certain Purchased Assets, as defined in the Repurchase Agreement, upon the terms and subject to the conditions as set forth therein. Pursuant to the terms of that certain Custodial Agreement, dated as of October 13, 2022 (as amended, supplemented or otherwise modified from time to time, the “Custodial Agreement”), by and among Administrative Agent, on behalf of Buyers, Seller and Computershare Trust Company, N.A. (“Custodian”), Custodian is required to take possession of the Purchased Assets, along with certain other documents specified in the Custodial Agreement, as Custodian of Administrative Agent, on behalf of Buyers, and any future purchaser, on several delivery dates, in accordance with the terms and conditions of the Custodial Agreement. Pursuant to the terms of that certain Pledge and Security Agreement, dated as of October 13, 2022 (as amended, supplemented or otherwise modified from time to time, the “Pledge Agreement”), made by FS CREIT Finance Holdings LLC, a Delaware limited liability company (“Pledgor”) in favor of Administrative Agent, on behalf of Buyers, Pledgor has pledged to Administrative Agent, on behalf of Buyers, all of the Pledged Collateral (as defined in the Pledge Agreement).

B.            Guarantor indirectly owns one hundred percent (100%) of the legal and beneficial limited liability company interest in, and controls, Seller and Pledgor, and Guarantor will derive benefits, directly and indirectly, from the execution, delivery and performance by Seller of the Transaction Documents (as defined in the Repurchase Agreement) and the transactions contemplated by the Repurchase Agreement.

C.            Guarantor previously entered into that certain Guaranty, dated as of October 13, 2022 (as amended, supplemented or otherwise modified prior to the date hereof, the “Existing Guaranty”), made by Guarantor in favor of Administrative Agent, on behalf of Buyers. It is a condition precedent to Administrative Agent, on behalf of Buyers, acquiring the Purchased Assets pursuant to the Repurchase Agreement that Guarantor shall have executed and delivered this Guaranty, which amends and restates in its entirety the Existing Guaranty on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises, to induce Administrative Agent, on behalf of Buyers, to enter into the Transaction Documents and to enter into the transactions contemplated thereunder, Guarantor hereby agrees with Administrative Agent, on behalf of Buyers, as follows:

1.            Defined Terms. Unless otherwise defined herein, capitalized terms used herein shall have the respective meanings given them in the Repurchase Agreement.

“Adjusted Tangible Net Worth” shall mean, with respect to any Person and its consolidated Subsidiaries on any date, an amount equal to the sum of such person’s Tangible Net Worth plus such person’s Net Available Capital Commitments.

“Cash and Cash Equivalents” shall mean, with respect to any Person and its consolidated Subsidiaries on any date, any of the following: (a) cash (other than Restricted Cash), (b) fully federally insured demand deposits, and (c) securities with maturities of thirty (30) days or less from the date of acquisition issued or fully guaranteed or insured by the United States Government or any agency thereof.

“Contingent Liabilities” shall mean, with respect to any Person as of any date of determination, all of the following as of such date: (a) liabilities and obligations (including any guarantees) of such Person in respect of “off-balance sheet arrangements” (as defined in the Off-Balance Sheet Rules defined below), (b) obligations, including guarantees, whether or not required to be disclosed in the footnotes to such Person’s financial statements, guaranteeing in whole or in part any non-recourse Indebtedness, lease, dividend or other obligation, excluding, however, (i) contractual indemnities (including any indemnity or price-adjustment provision relating to the purchase or sale of securities or other assets), and (ii) guarantees of non-monetary obligations which have not yet been called on or quantified, of such Person or any other Person, and (c) forward commitments or obligations to fund or provide proceeds with respect to any loan or other financing that is obligatory and non-discretionary on the part of lender. The amount of any Contingent Liabilities described in the preceding clause (b) shall be deemed to be (i) with respect to a guarantee of interest or interest and principal, or operating income guarantee, the sum of all payments required to be made thereunder (which, in the case of an operating income guarantee, shall be deemed to be equal to the debt service for the note secured thereby), through (x) in the case of an interest or interest and principal guarantee, the stated date of maturity of the obligation (and commencing on the date interest could first be payable thereunder), or (y) in the case of an operating income guarantee, the date through which such guarantee will remain in effect, and (ii) with respect to all guarantees not covered by the preceding clause (i), an amount equal to the stated or determinable amount of the primary obligation in respect of which such guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as recorded on the balance sheet and in the footnotes to the most recent financial statements of such Person.

“EBITDA” shall mean, with respect to any Person and its consolidated Subsidiaries, for any period of four consecutive fiscal quarters ended on the last day of any fiscal quarter of such Person, an amount equal to, without duplication, (a) Net Income (or loss) of such Person, plus (b) the following (but only to the extent actually deducted in calculating such Net Income (or loss)): (i) depreciation and amortization expense, (ii) Interest Expense, (iii) income tax expense, (iv) extraordinary or non-cash non-recurring losses and (v) transaction costs in connection with the Transaction Documents, and minus (c) the following (but only to the extent actually added in calculating such Net Income (or loss)): extraordinary or non-cash non-recurring gains; determined, in each case, on a consolidated basis.

“Indebtedness” shall mean, for any Person, without duplication (a) obligations created, issued or incurred by such Person for borrowed money (whether by loan, the issuance and sale of debt securities or the sale of property to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property from such Person); (b) obligations of such Person to pay the deferred purchase or acquisition price of property or services, other than trade accounts payable (other than for borrowed money) arising, and accrued expenses incurred, in the ordinary course of business so long as such trade accounts payable are payable within ninety (90) days of the date the respective goods are delivered or the respective services are rendered; (c) indebtedness of others secured by a lien on the property of such Person, whether or not the respective indebtedness so secured has been assumed by such Person; (d) obligations (contingent or otherwise) of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for account of such Person; (e) obligations of such Person under repurchase agreements, sale/buy-back agreements or like arrangements; (f) indebtedness of others guaranteed by such Person; (g) all obligations of such Person incurred in connection with the acquisition or carrying of fixed assets by such Person; (h) Recourse Indebtedness of such Person; (i) indebtedness of general partnerships of which such Person is secondarily or contingently liable (other than by endorsement of instruments in the course of collection), whether by reason of any agreement to acquire such indebtedness to supply or advance sums or otherwise; (j) Capitalized Lease Obligations of such Person; and (k) all net liabilities or obligations under any interest rate, interest rate swap, interest rate cap, interest rate floor, interest rate collar, or other hedging instrument or agreement.

Notwithstanding the foregoing, Indebtedness of a Person shall not include Indebtedness of any Person arising pursuant to real estate mortgage investment conduits or other similar securitization transactions (“Securitization Indebtedness”) that are not issued by Guarantor, Affiliates of Guarantor, FS Real Estate Advisor, LLC and/or Affiliates of FS Real Estate Advisor, LLC (e.g., commercial real estate CLOs) where such Securitization Indebtedness would appear on such first Person’s consolidated balance sheet solely as a result of the consolidation of “variable interest entities” under the requirements of the Accounting Standards Codification Section 810, as amended, modified or supplemented from time to time; provided that for purposes of this clause a Person shall not be considered an Affiliate of another Person solely as a result of owning the most subordinate class(es) of any Securitization Indebtedness issued by such other Person.

“Interest Expense” shall mean, with respect to any Person and its consolidated Subsidiaries in respect of any period of four consecutive fiscal quarters, ended on the last day of any fiscal quarter of such Person, determined on a consolidated basis without duplication, consolidated interest expense of such Person and its consolidated Subsidiaries, whether paid or accrued, without deduction of consolidated interest income of such Person and its consolidated Subsidiaries, as determined in accordance with GAAP.

“Liquidity” shall mean, with respect to any Person and its consolidated Subsidiaries on any date, an amount equal to the sum of (i) the unrestricted and unencumbered, other than pursuant to the Transaction Documents, Cash and Cash Equivalents (including, without limitation, Cash and Cash Equivalents held by Seller) held by such Person as of such date, (ii) the aggregate amount of all unfunded investor capital commitments of such Person, if any, that are available to be called on without condition (other than customary notice conditions or as otherwise set forth in the subscription or other relevant agreements of such Person) and are not pledged to any other Person or subject to any Lien (other than pursuant to a subscription financing line of credit), net of amounts outstanding under any subscription financing line of credit of such Person or any of its consolidated Subsidiaries and (iii) aggregate amount of all unfunded lender commitments to such Person, if any, that are available to be called on without condition (other than customary credit facility conditions).

“Net Available Capital Commitments” shall mean, as of any date of determination with respect to Guarantor, calculated, without duplication and determined on an aggregate basis, the amount of any unfunded, unencumbered and uncalled capital commitments in favor of Guarantor and callable as of right by Guarantor pursuant to such other subscription agreements as Buyer may hereafter approve by notice to Guarantor (such approval not to be unreasonably withheld, conditioned or delayed), but in each case only to the extent that each such capital commitment (a) is payable in cash and (b) is readily available to be called by Guarantor without condition from time to time other than customary notice and similar administrative conditions.

“Net Income” shall mean, with respect to any Person and its consolidated Subsidiaries for any period of four consecutive fiscal quarters ended on the last day of any fiscal quarter of such Person, the sum of all the net income of such Person and its consolidated Subsidiaries determined in accordance with GAAP and in each case, determined on a consolidated basis without duplication.

“Net Worth” shall mean, with respect to any Person and its consolidated Subsidiaries on any date, all amounts that would be included under capital or shareholder’s equity (or any like caption) on a consolidated balance sheet of such Person and its consolidated Subsidiaries pursuant to GAAP.

“Off-Balance Sheet Rules” shall mean the Disclosure in Management’s Discussion and Analysis About Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, Securities Act Release Nos. 33-8182; 34-47264; FR-67 International Series Release No. 1266 File No. S7-42-02, 68 Fed. Reg. 5982 (Feb. 5, 2003) (codified of 17 CFR Parts 228, 229 and 249).

“Restricted Cash” shall mean, with respect to any Person and its consolidated Subsidiaries on any date, any amount of cash of such Person and its consolidated Subsidiaries that is either encumbered with a prior lien or claim or is contractually required to be set aside, segregated or otherwise reserved.

“Tangible Net Worth” shall mean, with respect to any Person and its consolidated Subsidiaries on any date, the Net Worth of such Person and its consolidated Subsidiaries, minus (a) to the extent already included in the calculation of Tangible Net Worth, amounts owing to such Person or any of its consolidated Subsidiaries from any affiliate thereof, or from officers, employees, partners, members, directors, shareholders or other Persons similarly affiliated with such Person or any Subsidiary or Affiliate thereof, (b) intangible assets as determined in accordance with GAAP, and (c) prepaid taxes and/or expenses, all on or as of such date and all determined, in each case, on a consolidated basis without duplication.

“Total Indebtedness” shall mean, with respect to any Person and its consolidated Subsidiaries on any date, without duplication, all amounts of consolidated Indebtedness (other than Contingent Liabilities not reflected on such Person’s consolidated balance sheet), plus the proportionate share of all Indebtedness (other than Contingent Liabilities not reflected on such Person’s consolidated balance sheet) of all non-consolidated Subsidiaries and minority interests of such Person, on or as of such date.

2.            Guaranty. (a) Subject to Sections 2(b), 2(c), 2(d) and 2(f) below, Guarantor hereby unconditionally and irrevocably guarantees to Administrative Agent, on behalf of Buyers, the prompt and complete payment and performance when due, whether at stated maturity, by acceleration of the Repurchase Date or otherwise, of all of the following: (i) all payment obligations owing by Seller to Administrative Agent and Buyers under or in connection with the Repurchase Agreement or any of the other Transaction Documents or other agreements relating thereto, (ii) any and all extensions, renewals, modifications, amendments or substitutions of the foregoing, and (iii) any other obligations of Seller and Pledgor with respect to Administrative Agent and Buyers under each of the Transaction Documents (collectively, the “Obligations”).

(b)            Notwithstanding anything herein to the contrary, but subject to Sections 2(c), 2(d) and 2(f) below, which shall control, the maximum liability of Guarantor hereunder and under the Transaction Documents shall in no event exceed twenty-five percent (25%) of the outstanding aggregate Repurchase Prices of all Purchased Assets.

(c)            Notwithstanding the foregoing, or any other provision herein to the contrary, the limitation on recourse liability as set forth in Section 2(b) above SHALL BECOME NULL AND VOID and shall be of no further force and effect, and the Obligations shall be full recourse to Guarantor upon the occurrence of any of the following:

(i)            a voluntary bankruptcy or insolvency proceeding is commenced by Seller, Pledgor or Guarantor under the Bankruptcy Code or any similar federal or state law;

(ii)            an involuntary bankruptcy or insolvency proceeding is commenced against Seller, Pledgor or Guarantor in connection with which Seller, Pledgor, Guarantor, or any of their respective Affiliates has or have colluded or otherwise affirmatively assists in any way with the creditors commencing or filing such proceedings, or solicits or causes to be solicited petitioning creditors for any involuntary petition against such Seller, Pledgor or Guarantor by any Person;

(iii)            Seller, Pledgor or Guarantor consents to or joins in, in writing in a legal proceeding, any application for the appointment of a custodian, receiver, trustee or examiner for Seller, Pledgor or Guarantor or their respective assets and liabilities;

(iv)            Seller, Pledgor or Guarantor files an answer consenting to or otherwise affirmatively joining in, any involuntary petition filed against it by any other Person under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law;

(v)            Seller, Pledgor or Guarantor makes an assignment for the benefit of creditors or admits, in writing or in any legal proceeding, its insolvency or inability to pay its debts as they become due; or

(vi)            any breach of the separateness covenants set forth in Article 13 of the Repurchase Agreement that results in the legal or equitable consolidation of any of the assets and/or liabilities of Seller or Pledgor with any other Person (including, without limitation, in connection with any proceeding under any Insolvency Law).

(d)            In addition to the foregoing, and notwithstanding the limitations on recourse liability set forth in Section 2(b) above, Guarantor shall be liable to Administrative Agent and Buyers for any costs, claims, expenses or other liabilities actually incurred by Administrative Agent or any Buyer, which are in any way attributable to:

(i)            any material breach of the separateness covenants set forth in Article 13 of the Repurchase Agreement (other than as set forth in Section 2(c)(iii) above);

(ii)            fraud, intentional misrepresentation, willful misconduct or gross negligence by Seller, Pledgor or Guarantor, or any Affiliate of Seller, Pledgor or Guarantor in connection with the execution and delivery of this Guaranty, the Repurchase Agreement or any of the other Transaction Documents, or any certificate, report, financial statement or other instrument or document furnished to Administrative Agent, on behalf of Buyers, at the time of the closing of the Repurchase Agreement or during the term of the Repurchase Agreement;

(iii)            Seller’s failure to obtain Administrative Agent’s, on behalf of Buyers, prior written consent to any subordinate financing or voluntary liens in each case that encumber any or all of the Purchased Assets that are not permitted under the Transaction Documents; and

(iv)            any material breach of any representations and warranties relating to Environmental Laws, or any indemnity for costs incurred in connection with the violation of any Environmental Law, the correction of any environmental condition, or the removal of any materials of environmental concern, in each case in any way affecting Seller’s or Guarantor’s properties or any of the Purchased Assets.

(e)            Nothing herein shall be deemed a waiver of any right which Administrative Agent, on behalf of Buyers, may have under Sections 506(a), 506(b), 1111(b) or any other provision of the Bankruptcy Code to file a claim for the full amount of the outstanding obligations under the Repurchase Agreement or to require that all Purchased Assets shall continue to secure all of the outstanding obligations owing to Administrative Agent and Buyers in accordance with the Repurchase Agreement or any other Transaction Documents.

(f)            In addition to the foregoing, and notwithstanding the limitations on recourse liability set forth in Section 2(b) above, Guarantor further agrees to pay any and all expenses (including, without limitation, all reasonable fees and disbursements of counsel) which may be paid or incurred by Administrative Agent or any Buyer in enforcing, or obtaining advice of counsel in respect of, any rights with respect to, or collecting, any or all of the Obligations and/or enforcing any rights with respect to, or collecting against, Guarantor under this Guaranty. This Guaranty shall remain in full force and effect until the date upon which the Obligations are paid in full.

(g)            No payment or payments made by Seller, Pledgor or any other Person or received or collected by Administrative Agent, on behalf of Buyers, from Seller, Pledgor or any other Person by virtue of any action or proceeding or any set-off or appropriation or application, at any time or from time to time, in reduction of or in payment of the Obligations shall be deemed to modify, reduce, release or otherwise affect the liability of Guarantor hereunder which shall, notwithstanding any such payment or payments, remain liable for the applicable amount of the Obligations under this Guaranty until the Obligations are paid in full, but subject to the limitations on Guarantor’s liability under Section 2(b) above.

(h)            Guarantor agrees that whenever, at any time, or from time to time, Guarantor shall make any payment to Administrative Agent, on behalf of Buyers, on account of any liability hereunder, Guarantor will notify Administrative Agent, on behalf of Buyers, in writing that such payment is made under this Guaranty for such purpose.

3.            Subrogation. Upon making any payment hereunder, Guarantor shall be subrogated to the rights of Administrative Agent and Buyers against Seller and Pledgor and any collateral for any Obligations with respect to such payment; provided, that Guarantor shall not seek to enforce any right or receive any payment by way of subrogation until all amounts due and payable by Seller or Pledgor to Administrative Agent and Buyers under the Transaction Documents or any related documents have been paid in full; provided, further, that such subrogation rights shall be subordinate in all respects to all amounts owing to Administrative Agent and Buyers under the Transaction Documents.

4.            Amendments, etc. with Respect to the Obligations. Guarantor shall remain obligated hereunder notwithstanding that, without any reservation of rights against Guarantor, and without notice to or further assent by Guarantor, any demand for payment of any of the Obligations made by Administrative Agent, on behalf of Buyers, may be rescinded by Administrative Agent, on behalf of Buyers, and any of the Obligations continued, and the Obligations, or the liability of any other party upon or for any part thereof, or any collateral security or guarantee therefor or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, amended, modified, accelerated, compromised, waived, surrendered or released by Administrative Agent, on behalf of Buyers, and any Transaction Document and any other document in connection therewith may be amended, modified, supplemented or terminated, in whole or in part, as Administrative Agent, on behalf of Buyers, may deem advisable from time to time, and any collateral security, guarantee or right of offset at any time held by Administrative Agent, on behalf of Buyers, for the payment of the Obligations may be sold, exchanged, waived, surrendered or released. Administrative Agent, on behalf of Buyers, shall have no obligation to protect, secure, perfect or insure any lien at any time held by it as security for the Obligations or for this Guaranty or any property subject thereto. When making any demand hereunder against Guarantor, Administrative Agent, on behalf of Buyers, may, but shall be under no obligation to, make a similar demand on Seller or any other Person, and any failure by Administrative Agent, on behalf of Buyers, to make any such demand or to collect any payments from Seller or any such other Person or any release of Seller or such other Person shall not relieve Guarantor of its Obligations or liabilities hereunder, and shall not impair or affect the rights and remedies, express or implied, or as a matter of law, of Administrative Agent or Buyers against Guarantor. For the purposes hereof “demand” shall include the commencement and continuance of any legal proceedings.

5.            Guaranty Absolute and Unconditional. (a) Guarantor hereby agrees that its obligations under this Guaranty constitute a guarantee of payment when due and not of collection. Guarantor waives any and all notice of the creation, renewal, extension or accrual of any of the Obligations and notice of or proof of reliance by Administrative Agent, on behalf of Buyers, upon this Guaranty or acceptance of this Guaranty; the Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Guaranty; and all dealings between Seller and Guarantor, on the one hand, and Administrative Agent, on behalf of Buyers, on the other hand, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Guaranty. Guarantor waives promptness, diligence, presentment, protest, demand for payment and notice of default or nonpayment to or upon Seller or the Guaranty with respect to the Obligations. This Guaranty shall be construed as a continuing, absolute and unconditional guarantee of payment without regard to (i) the validity, regularity or enforceability of any agreement, any of the Obligations or any collateral security therefor or guarantee or right of offset with respect thereto at any time or from time to time held by Administrative Agent, on behalf of Buyers, (ii) any defense, set-off or counterclaim (other than a defense of payment or performance) which may at any time be available to or be asserted by Seller against Administrative Agent, on behalf of Buyers, (iii) any requirement that Administrative Agent, on behalf of Buyers, exhaust any right to take any action against Seller or any other Person prior to or contemporaneously with proceeding to exercise any right against Guarantor under this Guaranty or (iv) any other circumstance whatsoever (with or without notice to or knowledge of Seller and Guarantor) which constitutes, or might be construed to constitute, an equitable or legal discharge of Seller for the Obligations or of Guarantor under this Guaranty, in bankruptcy or in any other instance. When pursuing its rights and remedies hereunder against Guarantor, Administrative Agent, on behalf of Buyers, may, but shall be under no obligation, to pursue such rights and remedies that Administrative Agent, on behalf of Buyers, may have against Seller or any other Person or against any collateral security or guarantee for the Obligations or any right of offset with respect thereto, and any failure by Administrative Agent, on behalf of Buyers, to pursue such other rights or remedies or to collect any payments from Seller or any such other Person or to realize upon any such collateral security or guarantee or to exercise any such right of offset, or any release of Seller or any such other Person or any such collateral security, guarantee or right of offset, shall not relieve Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of Administrative Agent, on behalf of Buyers, against Guarantor. This Guaranty shall remain in full force and effect and be binding in accordance with and to the extent of its terms upon Guarantor and its successors and assigns thereof, and shall inure to the benefit of Administrative Agent, on behalf of Buyers, and its permitted successors, endorsees, transferees and assigns, until all the Obligations and the obligations of Guarantor under this Guaranty shall have been satisfied by payment in full.

(b)            Without limiting the generality of the foregoing, Guarantor hereby agrees, acknowledges, and represents and warrants to Administrative Agent, on behalf of Buyers, as follows:

(i)            Guarantor hereby waives any defense arising by reason of, and any and all right to assert against Administrative Agent or any Buyer any claim or defense based upon, an election of remedies by Administrative Agent, on behalf of Buyers, which in any manner impairs, affects, reduces, releases, destroys and/or extinguishes Guarantor’s subrogation rights, rights to proceed against Seller or any other guarantor for reimbursement or contribution, and/or any other rights of Guarantor to proceed against Seller, any other guarantor or any other person or security.

(ii)            Guarantor is presently informed of the financial condition of Seller and of all other circumstances which diligent inquiry would reveal and which bear upon the risk of nonpayment of the Obligations. Guarantor hereby covenants that it will make its own investigation and will continue to keep itself informed about the financial condition of Seller, the status of other guarantor, if any, of all other circumstances which bear upon the risk of nonpayment and that it will continue to rely upon sources other than Administrative Agent and Buyers for such information and will not rely upon Administrative Agent or Buyers for any such information. Absent a written request for such information by Guarantor to Administrative Agent, on behalf of Buyers, Guarantor hereby waives the right, if any, to require Administrative Agent or Buyers to disclose to Guarantor any information which Administrative Agent, on behalf of Buyers, may now or hereafter acquire concerning such condition or circumstances including, but not limited to, the release of or revocation by any other guarantor.

(iii)            Guarantor has independently reviewed the Transaction Documents and related agreements and has made an independent determination as to the validity and enforceability thereof, and in executing and delivering this Guaranty to Administrative Agent, on behalf of Buyers, Guarantor is not in any manner relying upon the validity, and/or enforceability, and/or attachment, and/or perfection of any liens or security interests of any kind or nature granted by Seller or any other guarantor to Administrative Agent, on behalf of Buyers, now or at any time and from time to time in the future.

6.            Reinstatement. This Guaranty shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of any of the Obligations is rescinded or must otherwise be restored or returned by Administrative Agent or Buyers upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of Seller or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for Seller or any substantial part of the property of Seller, or otherwise, all as though such payments had not been made.

7.            Payments. Guarantor hereby agrees that the Obligations will be paid to Administrative Agent, on behalf of Buyers, without set-off or counterclaim in United States Dollars at the address specified in writing by Administrative Agent, on behalf of Buyers.

8.            Representations and Warranties. Guarantor represents and warrants that:

(a)            It is duly organized, validly existing and in good standing under the laws and regulations of its jurisdiction of incorporation or organization, as the case may be. It is duly licensed, qualified, and in good standing in every state where such licensing or qualification is necessary for the transaction of its business except where failure would not have a Material Adverse Effect. It has the power to own and hold the assets it purports to own and hold, and to carry on its business as now being conducted and proposed to be conducted (except where failure would not have a Material Adverse Effect), and has the power to execute, deliver, and perform its obligations under this Guaranty and the other Transaction Documents;

(b)            This Guaranty has been duly executed by it, for good and valuable consideration. This Guaranty constitutes a legal, valid and binding obligation of Guarantor enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (whether enforcement is sought in proceedings in equity or at law);

(c)            Guarantor does not believe, nor does it have any reason or cause to believe, that it cannot perform in all respects all covenants and obligations contained in this Guaranty applicable to it;

(d)            The execution, delivery and performance of this Guaranty will not violate (i) its organizational documents, (ii) any contractual obligation to which it is now a party or constitute a default thereunder, or result thereunder in the creation or imposition of any lien upon any of its assets, (iii) any judgment or order, writ, injunction, decree or demand of any court applicable to it, or (iv) any applicable Requirement of Law;

(e)            There is no action, suit, proceeding, litigation, investigation, arbitration or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of Guarantor, threatened by or against Guarantor or against its assets (i) with respect to any of the Transaction Documents or any of the transactions contemplated hereby or thereby or (ii) that would have a Material Adverse Effect. Guarantor is in compliance in all material respects with all Requirements of Law except where failure would not have a Material Adverse Effect. Guarantor is not in default in any material respect with respect to any judgment, order, writ, injunction, decree, rule, or regulation of any arbitrator or Governmental Authority;

(f)            Guarantor has timely filed (taking into account all applicable extensions) all required federal income tax returns and all other material tax returns, domestic and foreign, required to be filed by it and has paid all taxes, assessments, fees, and other governmental charges payable by it, or with respect to any of its properties or assets, that have become due and payable except to the extent (i) such amounts are being contested in good faith by appropriate proceedings for which appropriate reserves have been established in accordance with GAAP or (ii) failure would not have a Material Adverse Effect, and there is no claim relating to any such taxes now pending that was made in writing by any Governmental Authority and that is not being contested in good faith as provided above. No tax liens have been filed against Guarantor or any of Guarantor’s assets (other than liens for taxes not yet due or the amount or validity of which are being contested in good faith by appropriate proceedings diligently conducted and for which appropriate reserves have been established in accordance with GAAP), and, to the knowledge of Guarantor, as of the date hereof, no claims are being asserted with respect to any such taxes, fees or other charges;

(g)            No order, consent, approval, license, authorization or validation of, or filing, recording or registration with, or exemption by, any Governmental Authority or any other Person is required to authorize, or is required in connection with, (i) the execution and performance of this Guaranty, (ii) the legality, validity, binding effect or enforceability of this Guaranty against it or (iii) the consummation of the transactions contemplated by this Guaranty, except (x) filing obligations with the Securities and Exchange Commission arising in the ordinary course of Guarantor’s business as a public company, including, without limitation, 8K, 10Q and 10K filings and (y) filings required by the Transaction Documents; and

(h)            There are no judgments against Guarantor unsatisfied of record or docketed in any court located in the United States of America and no Act of Insolvency has ever occurred with respect to it.

(i)            Guarantor is not required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Guarantor agrees that the foregoing representations and warranties shall be deemed to have been made by Guarantor on the date of each Transaction under the Repurchase Agreement, on and as of such date of the Transaction, as though made hereunder on and as of such date.

9.            Financial Covenants.

(a)            Guarantor hereby agrees that, until the Repurchase Obligations have been paid in full (other than contingent obligations for which no claim has been made), Guarantor shall not, with respect to itself and its Subsidiaries, directly or indirectly:

(i)            permit its Adjusted Tangible Net Worth at any time to be less than an amount equal to seventy-five percent (75%) of the net cash proceeds of any equity issuance by Guarantor from and after its date of formation, plus an amount equal to seventy-five percent (75%) of the Net Available Capital Commitments, minus seventy-five percent (75%) of the amounts expended for equity redemptions or repurchases by Guarantor from and after its date of formation;

(ii)            as of the end of each fiscal quarter of Guarantor, permit the ratio of Guarantor’s EBITDA to Guarantor’s Interest Expense at any time be less than 1.40 to 1.00, calculated on a trailing four-quarter basis;

(iii)            permit the ratio of its Total Indebtedness to its Tangible Net Worth to be greater than 3.50 to 1.00 at any time;

(iv)            permit its Liquidity to be less than the greater of (x) Fifteen Million and NO/100 Dollars ($15,000,000.00) and (y) five percent (5.0%) of the aggregate outstanding Purchase Price of all Purchased Assets.

(b)            Guarantor’s compliance with the covenants set forth in this Section 9 must be evidenced by the financial statements and by a Financial Covenant Compliance Certificate in the form of Exhibit VI to the Repurchase Agreement furnished together therewith, as provided by Seller to Administrative Agent, on behalf of Buyers, pursuant to Sections 3(f) and 12(g) of the Repurchase Agreement and compliance with all such covenants are subject to continuing verification of Administrative Agent, on behalf of Buyers, and Guarantor shall provide information that is reasonably requested by Administrative Agent with respect to any lawsuits and/or other matters disclosed in any financial statements of Guarantor delivered to Administrative Agent, or disclosed in any Form 8-K filed by Guarantor with the Securities and Exchange Commission which would reasonably be expected to have a Material Adverse Effect; provided, that, for the avoidance of doubt, such continued verification shall not obligate Guarantor or Seller to provide additional financial statements or Financial Covenant Compliance Certificates other than those required under Sections 3(f) and 12(g) of the Repurchase Agreement.

(c)            Notwithstanding anything to the contrary contained in this Guaranty, in the event that Guarantor, Seller or any Affiliate thereof that is a Subsidiary of Guarantor has entered into or shall enter into or amend any other commercial real estate loan repurchase agreement, warehouse facility or credit facility with any other lender or repurchase buyer with terms more restrictive to the repurchase seller or borrower thereunder than the covenants in Section 9(a), then Section 9(a) shall be deemed to be automatically modified to such more restrictive terms. In no event shall this Section 9(c) extend to (i) any credit facility or other financing arrangement entered into by Guarantor or Pledgor (and under which Guarantor or Pledgor is a borrower or issuer, as the case may be), nor (ii) any broadly syndicated commercial real estate collateralized loan obligation transaction under which Guarantor or any of Guarantor’s Subsidiaries are party, nor (iii) in the case of any transaction described in the foregoing clauses (i) or (ii), any covenants thereunder.

10.            Further Covenants of Guarantor:

(a)            Reserved.

(b)            Anti-Money Laundering, Anti-Corruption and Economic Sanctions.

(i)            Guarantor is in compliance, in all material respects, with (A) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other applicable enabling legislation or executive order relating thereto, (B) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT Act of 2001), and (C) the United States Foreign Corrupt Practices Act of 1977, as amended, and any other applicable anti-bribery laws and regulations. No part of the proceeds of any Transaction will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

(ii)            Guarantor agrees that, from time to time upon the prior written request of Administrative Agent, it shall provide such additional information, certifications, representations and reports and perform such other acts as Administrative Agent, on behalf of Buyers, may reasonably request in order to insure compliance with the provisions hereof (including, without limitation, compliance with the USA Patriot Act of 2001 and to fully effectuate the purposes of this Guaranty); provided, however, that nothing in this Section 10(b)(ii) shall be construed as requiring Administrative Agent, on behalf of Buyers, to conduct any inquiry or decreasing Guarantor’s responsibility for its statements, representations, warranties or covenants hereunder. In order to enable Administrative Agent, Buyers, and each of their respective Affiliates to comply with any anti-money laundering program and related responsibilities including, but not limited to, any obligations under the USA Patriot Act of 2001 and regulations thereunder, Guarantor on behalf of itself and its Affiliates makes the following representations and covenants to Administrative Agent, Buyers, and each of their respective Affiliates, that neither Guarantor, nor, any of its Affiliates, is a Prohibited Person and Guarantor is not acting on behalf of or on behalf of any Prohibited Person. Guarantor agrees to promptly notify Administrative Agent, on behalf of Buyers, or a person appointed by Administrative Agent, on behalf of Buyers, to administer their anti-money laundering program, if applicable, of any change in information affecting this representation and covenant.

(c)            Office of Foreign Assets Control. Guarantor warrants, represents and covenants that neither Seller, any of its Subsidiaries, to Guarantor’s knowledge, any of its Affiliates or the Assets are or will be an entity or Person that is or is owned or controlled by a Person that is the subject of any Sanctions. Guarantor covenants and agrees that, with respect to the Transactions under this Guaranty, none of Guarantor or, to Guarantor’s Knowledge, any of its Affiliates will conduct any business, nor engage in any transaction, Assets or dealings, with any Person who is the subject of Sanctions. Guarantor further covenants and agrees that it will not, directly or indirectly, use the proceeds of the facility, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions.

(d)            Limitation on Distributions. After the occurrence and during the continuation of any monetary or material non-monetary Default or any Event of Default, Guarantor shall not declare or make any payment on account of, or set apart assets for, a sinking or other analogous fund for the purchase, redemption, defeasance, retirement or other acquisition of any equity or partnership interest of Guarantor, whether now or hereafter outstanding, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property or in obligations of Guarantor, except in each case for an amount equal to the minimum amount of cash required to be distributed so that Guarantor and its qualifying subsidiaries can maintain its status as a “real estate investment trust” or qualifying subsidiary under Sections 856 through 860 of the Code.

11.            Right of Set-Off. Guarantor hereby irrevocably authorizes Administrative Agent, and Buyers, and their Affiliates, without notice to Guarantor, any such notice being expressly waived by Guarantor to the extent permitted by applicable law, upon any Obligations becoming due and payable by Guarantor (whether at stated maturity, by acceleration or otherwise), to set-off and appropriate and apply any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by Administrative Agent and Buyers to or for the credit or the account of Guarantor, or any part thereof in such amounts as Administrative Agent and Buyers may elect, against and on account of the obligations and liabilities of Guarantor to Administrative Agent, on behalf of Buyers, hereunder and claims of every nature and description of Administrative Agent, on behalf of Buyers, against Guarantor, in any currency, arising under any Transaction Document, as Administrative Agent and Buyers may elect, whether or not Administrative Agent, on behalf of Buyers, has made any demand for payment and although such obligations, liabilities and claims may be contingent or unmatured. Administrative Agent, on behalf of Buyers, shall notify Guarantor promptly of any such set-off and the application made by Administrative Agent or Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of Administrative Agent and Buyers under this Section 11 are in addition to other rights and remedies (including, without limitation, other rights of set-off) that each party may have.

12.            Severability. Any provision of this Guaranty which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

13.            Section Headings. The section headings used in this Guaranty are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

14.            No Waiver; Cumulative Remedies. Administrative Agent, on behalf of Buyers, shall not by any act (except by a written instrument pursuant to Section 15 hereof), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any default or event of default or in any breach of any of the terms and conditions hereof. No failure to exercise, nor any delay in exercising, on the part of Administrative Agent or Buyers any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by Administrative Agent, on behalf of Buyers, of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which Administrative Agent, on behalf of Buyers, would otherwise have on any future occasion. The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any rights or remedies provided by law.

15.            Waivers and Amendments; Successors and Assigns; Governing Law. None of the terms or provisions of this Guaranty may be waived, amended, supplemented or otherwise modified except by a written instrument executed by Guarantor and Administrative Agent, on behalf of Buyers. This Guaranty shall be binding upon the heirs, personal representatives, successors and assigns of Guarantor and shall inure to the benefit of Administrative Agent, on behalf of Buyers, and their respective successors and permitted assigns; provided, however, that Guarantor may not, without the prior written consent of Administrative Agent, on behalf of Buyers, assign any of Guarantor’s rights, powers, duties or obligations hereunder. THIS GUARANTY SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK PURSUANT TO SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW WITHOUT GIVING EFFECT TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

Notices. Unless otherwise provided in this Guaranty, all notices, consents, approvals and requests required or permitted hereunder shall be given in writing and shall be effective for all purposes if hand delivered or sent by (a) hand delivery, with proof of delivery, (b) certified or registered United States mail, postage prepaid, (c) expedited prepaid delivery service, either commercial or United States Postal Service, with proof of delivery or (d) by email (with confirmation of receipt by the receiving party). A notice shall be deemed to have been given: (w) in the case of hand delivery, at the time of delivery, (x) in the case of registered or certified mail, when delivered or the first attempted delivery on a Business Day, (y) in the case of expedited prepaid delivery upon the first attempted delivery on a Business Day, or (z) in the case of email, upon receipt of confirmation or receipt. A party receiving a notice that does not comply with the technical requirements for notice under this Section 16 may elect to waive any deficiencies and treat the notice as having been properly given.

Administrative Agent:	Morgan Stanley Mortgage Capital Holdings LLC 1585 Broadway, 25th Floor New York, New York 10036 Attention: Mr. Anthony Preisano Telecopy: (718) 233-3307 Email: Anthony.Preisano@morganstanley.com

With copies to:	Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 Attention: Daniel L. Stanco, Esq. Telephone: (212) 841-5758 Email: daniel.stanco@ropesgray.com

Guarantor:	FS Credit Real Estate Income Trust, Inc.
201 Rouse Blvd.
Philadelphia, Pennsylvania 19112
Attention: Chief Financial Officer
Telephone No: (215) 495-1150
Email: credit.notices@futurestandard.com;
FSCREIT_TEAM@futurestandard.com

With copies to:	Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104 Attention: Jonathan Gaynor Telephone: (215) 994-2222 Email: jonathan.gaynor@dechert.com

16.            SUBMISSION TO JURISDICTION; WAIVERS. EACH OF GUARANTOR AND ADMINISTRATIVE AGENT, ON BEHALF OF BUYERS, HEREBY IRREVOCABLY AND UNCONDITIONALLY:

(A)            SUBMITS TO THE NON- EXCLUSIVE GENERAL JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK, THE COURTS OF THE UNITED STATES OF AMERICA FOR THE SOUTHERN DISTRICT OF NEW YORK, AND APPELLATE COURTS FROM ANY THEREOF, SOLELY FOR THE PURPOSE OF ANY SUIT, ACTION OR PROCEEDING BROUGHT TO ENFORCE ITS OBLIGATIONS UNDER THIS GUARANTY OR RELATING IN ANY WAY TO THIS GUARANTY, THE REPURCHASE AGREEMENT OR ANY TRANSACTION UNDER THE REPURCHASE AGREEMENT;

(B)            CONSENTS THAT ANY SUCH ACTION OR PROCEEDING MAY BE BROUGHT IN SUCH COURTS AND WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT AND ANY RIGHT OF JURISDICTION ON ACCOUNT OF ITS PLACE OF RESIDENCE OR DOMICILE;

(C)            AGREES THAT SERVICE OF PROCESS IN ANY SUCH ACTION OR PROCEEDING MAY BE EFFECTED BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, TO ITS ADDRESS SET FORTH IN SECTION 16 HEREOF OR AT SUCH OTHER ADDRESS OF WHICH ADMINISTRATIVE AGENT, ON BEHALF OF BUYERS, SHALL HAVE BEEN NOTIFIED; AND

(D)            AGREES THAT NOTHING HEREIN SHALL AFFECT THE RIGHT TO EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR SHALL LIMIT THE RIGHT TO SUE IN ANY OTHER JURISDICTION.

17.            Integration. This Guaranty represents the agreement of Guarantor with respect to the subject matter hereof and there are no promises or representations by Administrative Agent, on behalf of Buyers, relative to the subject matter hereof not reflected herein.

18.            Counterparts. This Guaranty may be executed in counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument. This Guaranty and the Transaction Documents may be delivered by facsimile transmission, by electronic mail, or by other electronic transmission, in portable document format (.pdf) or otherwise, and each such executed facsimile, .pdf, or other electronic record shall be considered an original executed counterpart for purposes of this Guaranty and any Transaction Document. Each party to this Guaranty (a) agrees that it will be bound by its own Electronic Signature, (b) accepts the Electronic Signature of each other party to this Guaranty and any Transaction Document, and (c) agrees that such Electronic Signatures shall be the legal equivalent of manual signatures.

19.            Acknowledgments. Guarantor hereby acknowledges that:

(a)            Guarantor has been advised by counsel in the negotiation, execution and delivery of this Guaranty and the related documents;

(b)            Administrative Agent and Buyers do not have any fiduciary relationship to Guarantor, and the relationship between Administrative Agent and Buyers, on the one hand, and Guarantor, on the other, is solely that of creditor and surety; and

(c)            no joint venture exists between or among any of Administrative Agent, Buyers, Guarantor and/or Seller.

20.            Intent. Guarantor intends and acknowledges that (a) this Guaranty is “a security agreement or arrangement or other credit enhancement” that is “related to” and provided “in connection with” the Repurchase Agreement and each Transaction within the meaning of Sections 101(38A)(A), 101(47)(a)(v) and 741(7)(A)(xi) of the Bankruptcy Code and is, therefore, (i) a “repurchase agreement” as that term is defined in Section 101(47)(A)(v) of the Bankruptcy Code, (ii) a “securities contract” as that term is defined in Section 741 (7)(A)(xi) of the Bankruptcy Code and (iii) a “master netting agreement” as that term is defined in Section 101 of the Bankruptcy Code, and (b) any party’s right to cause the termination, liquidation or acceleration of, or to offset net termination values, payment amounts or other transfer obligations arising under or in connection with the Repurchase Agreement and this Guaranty is in each case a contractual right to cause the termination, liquidation or acceleration of, or to offset net termination values, payment amounts or other transfer obligations arising under or in connection with this Guaranty as described in Sections 555, 559 and 561 of the Bankruptcy Code. Guarantor agrees that it shall not challenge, and hereby waives to the fullest extent available under applicable law its right to challenge, the characterization of this Guaranty, the Repurchase Agreement or any Transaction thereunder as a “repurchase agreement,” “securities contract” and/or “master netting agreement,” within the meaning of the Bankruptcy Code.

21.            WAIVERS OF JURY TRIAL. EACH OF GUARANTOR AND ADMINISTRATIVE AGENT, ON BEHALF OF BUYERS, HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS GUARANTY OR ANY RELATED DOCUMENT AND FOR ANY COUNTERCLAIM HEREIN OR THEREIN.

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IN WITNESS WHEREOF, the undersigned has caused this Guaranty to be duly executed and delivered as of the date first above written.

GUARANTOR:

FS CREDIT REAL ESTATE INCOME TRUST, INC., a Maryland corporation

By:	/s/Brian Gold
Name: Brian Gold
Title: Chief Financial Officer

[Signature Page to Amended and Restated Guaranty - MS/Rialto II]